Computation of Ratios of Earnings to Fixed Charges

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006	FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2006
Earnings from continuing operations	$ 21,556	$ 52,476	$ 59,440
Income taxes	11,428	26,287	35,483
Earnings from continuing operations before income taxes	$ 32,984	$ 78,763	$ 94,923
Fixed charges:			
Interest, long-term debt	$ 8,184	$ 25,022	$ 31,832
Interest, other (including interest on short-term debt)	628	1,786	1,678
Amortization of debt expense, premium, net	332	959	1,379
Portion of rentals representative of an interest factor	85	252	341
Total fixed charges	$ 9,229	$ 28,019	$ 35,230
Earnings from continuing operations before income taxes	$ 32,984	$ 78,763	$ 94,923
Plus: total fixed charges from above	9,229	28,019	35,230
Earnings from continuing operations before income taxes and fixed charges	$ 42,213	$ 106,782	$ 130,153
Ratio of earnings to fixed charges	4.57 x	3.81 x	3.69 x